May 15, 2025

Kaan Terzioglu
Executive Chairman
Kyivstar Group Ltd.
Index Tower (East Tower) Unit 1703
Dubai (DIFC) United Arab Emirates

       Re: Kyivstar Group Ltd.
           Draft Registration Statement on Form F-4
           Submitted April 18, 2025
           CIK: 0002062440
Dear Kaan Terzioglu:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4
Cover Page

1. Please revise the consideration table to include the price paid or to be paid for such securities and include cross-references that highlight by prominent type or in another matter the locations of related disclosures in the prospectus. Revise your disclosure
       "the fact that Cohen Circle   s officers and directors have not received
any cash
       compensation" to reflect the compensation to be received. In addition, disclose the nature and amounts of any reimbursements to be paid to the SPAC sponsor, its affiliates, and any promoters upon the completion of a de-SPAC transaction. In this regard, we note your earlier disclosure that Sponsors receive payments for office space, administrative and shared personnel support services, and out-of-pocket expenses incurred by them in connection with certain activities on Cohen
 May 15, 2025
Page 2

       Circle   s behalf, such as identifying and investing possible business targets and
       business combinations. State whether this compensation and securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction. Refer to Items
       1603(a)(6), 1604(a)(3) and (4) of Regulation S-K.
2. In addition, you state the table sets forth consideration received or to be received by various parties in the Business Combination, including Cantor. However, it appears that the 270,000 shares to be issued to Cantor are not reflected in such table. Please explain or revise as necessary.
3. We note your disclosure of conflict of interest. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. Refer to Item 1604(a)(4) of Regulation S-K.
Frequently Used Terms, page iii

4. Please revise here to define Closing Equity Value, Cash Adjustment Excess and Cash
       Adjustment Shortfall.
Questions and Answers About the Business Combination...
What interests do Cohen Circle's Directors and Officers have in the Business Combination?, page xviii

5. Please revise to disclose all relevant pre-existing fiduciary or contractual obligations for each of your officers and directors. Refer to Item 1603(c) of Regulation S-K.
Summary of the Proxy Statement/Prospectus, page 1

6. Please revise to include the dilution table and related disclosures as required by Item
       1604(c) of Regulation S-K. Outside of the table, describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the Business Combination, including sources not included in the table, such as the exercise of the warrants, with respect to the determination of the as adjusted net tangible book value per share.
7. Please revise to present, at each redemption level, the valuation at or above which the potential dilution results in the amount of non-redeeming shareholders interest per share being at least the IPO price per share of ordinary shares. Refer to Item
       1604(c)(1) of Regulation S-K.
8. Please revise to disclose in a tabular format the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction, the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters, and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and, outside of the table, the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non- redeeming shareholders of the SPAC. Refer to Item
       1604(b)(4) of Regulation S-K.
 May 15, 2025
Page 3
Summary Historical Combined Financial Information of VEON Holdings..., page 15

9. You state that the summary historical financial information is derived from the audited combined financial statements of Kyivstar Group. As the audited financial statements provided in the filing are for VEON Holdings B.V., and as to avoid any confusion, please revise the reference to Kyivstar Group's audited financial statements here.
Risk Factors
The reduced public company reporting requirements applicable to "emerging growth companies"..., page 67

10. We note your discussion of the extended transition provisions for complying with new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the
       Securities Act. As IFRS does not have separate adoption dates for public and private companies, please explain further such disclosures as it relates to Kyivstar Group or revise as necessary. Similar revisions should be made to the cover page and page 171.
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 112

11. We note the unaudited pro forma condensed combined financial information has been prepared assuming you will meet the Minimum Cash Condition of $50 million at
       Closing. Please revise here to include a discussion of what will happen if the
       Minimum Cash Condition is not met and such condition is not waived. In this regard, you state on page 70 if this condition is not met or waived pursuant to the terms of the
       Business Combination, then the proposed Business Combination will not be consummated.
Equity Capitalization at Closing, page 114

12. You state the table on page 114 summarizes the pro forma Kyivstar Group common shares issued and outstanding immediately after closing and approximates ownership interest upon completion of the Business Combination. Please tell us why the table includes the shares noted in footnotes (1), (2) and 3), which will not be outstanding immediately after Closing, or revise to remove such shares from the table and note such exclusion in the footnotes to the table.
Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2024,
page 116

13. Please revise to include pro forma adjustments to address the subsequent repayment of the April 2025 Bonds and the anticipated repayment of the June 2025 Bonds pursuant to the terms of the Business Combination Agreement.
Significant Factors Affecting our Results of Operations
The War in Ukraine, page 156

14. We note your disclosure that the war in Ukraine has had a significant impact on your business and that war-related insurance coverage for Ukraine has become unavailable since 2023. Please quantify the impact of the war on your company for the periods presented.
 May 15, 2025
Page 4

Intention to Invest in Ukraine, page 160

15. We note your disclosure about joint intention with Veon to invest $1 billion by 2027.
       Please expand your disclosure on how this amount will be split between the
       companies. Also, explain how this commitment reconciles with your disclosure on
       page 169 that you    have no other incremental commitments, guarantees
or contingent
       liabilities.
Kyivstar Management's Discussion and Analysis of Financial Condition and Results of
Operations
Comparison of Fiscal Years Ended December 31, 2024 and 2023
Selling, general and administrative expenses, page 163

16. You disclose multiple reasons for the increase in this line item such as higher tariffs, higher personnel costs, higher costs for IT support, and several others. Please revise to separately quantify each factor that has materially contributed to the change. Similar revisions should be made throughout your results of operations discussion where you identify various factors that impacted each line item. Refer to Item 5 of Form 20-F.
Key Performance Indicators, page 166

17. Please revise to quantify each of the key performance indicators listed here for each period presented. Refer to SEC Release 33-10751.
18. You disclose that digital services monthly active users represent the total of monthly active users for all digital products and services offered. Please revise to clarify whether a user that is active in more than one application is counted more than once in this measure. In addition, disclose the amount of revenue generated from these digital products and services, for each period presented, to provide context to the measure.
19. You indicate that mobile APRU it is calculated using certain types of mobile service revenue while excluding others. Please revise to state the amount of revenue used to calculate the measure for each period presented, how the amount relates to mobile service revenue disclosed on page F-38, and further explain why certain types of revenue are excluded in this measure.
20. You refer to mobile subscribers on page 1 and elsewhere. Please clarify here whether mobile customers are the same as mobile subscribers, and, if not, revise to explain the difference.
Business of Kyivstar and Certain Information about Kyivstar, page 172

21. Please provide the basis for the statement that the company is "the network leader in terms of LTE coverage, with 95.7% population coverage in Ukraine as of December
       31, 2024".
Kyivstar Relationships and Related Party Transactions, page 222

22. Please file your agreements with Ukraine Tower Company. We note your disclosure that "approximately 1,000 are set to be transferred from Kyivstar to UTC upon the lifting of martial law in Ukraine." Please describe any consideration provided or to be provided for the transfer.
 May 15, 2025
Page 5

Beneficial Ownership of Kyivstar Group Ltd. Securities, page 223

23. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by VEON Amsterdam B.V..
Proposal No. 1 - the Business Combination Proposal
Background of the Business Combination, page 229

24. Please revise to provide the disclosure required by item 1607(b) of Regulation S-K, including to discuss the qualifications of Northland Capital Markets, the method of selection, and any material relationship that existed during the past two years or is mutually understood to be contemplated between Northland and Cohen Circle, the
       SPAC sponsor and/or their respective affiliates.
VEON Holdings B.V. Notes to Combined Financial Statements
Note 1. General Information
Basis of Combination, page F-31

25. You state that the combined financial statements (CFS) do not necessarily reflect what the combined results of operations would have been had the company existed as a separate legal group and had presented stand-alone combined financial information.
       We further note the CFS include allocation expenses from the Wider VEON Group.
       Please revise to disclose management's estimate of what the expenses would have been on a standalone basis for each year presented, if practicable and materially different than the results provided. Alternatively, revise to state, if true, that it is not practicable to estimate actual costs that would have been incurred had VEON
       Holdings B.V. been a standalone company during the periods presented. Also state, if true, that these costs may not be indicative of the expenses that would have incurred if you had obtained these services from an unrelated third party. Refer to SAB Topic
       1.B.1.
Corporate, Shared Service Units and Foreign Holding Company Expenses, page F-32

26. Please revise to disclose the allocation method used to allocate expenses from the
       Wider VEON Group that are based on judgment, assumptions and estimates. Also disclose the amount of expenses that have been allocated in each period presented.
       Refer to SAB Topic 1.B.1.
Note 2. Segment information, page F-37

27. Please revise the reconciliation of profit before tax to adjusted EBITDA to start with
       the segment   s measure of profit or loss, adjusted EBITDA, and end with the
       company   s profit before tax. Refer to IFRS 8 paragraph 28(b).
28. We note you disclose a breakdown of service revenue between mobile and fixed services on page F-38. We also note on page 155 and elsewhere you list several mobile telecommunication services offered such as mobile services, digital services including big data and technology services, a suite of self-service options in the app,
       MyKyivstar, digital health services through Helsi, and digital TV content on the
       Kyivstar TV platform. Please tell us how you considered the guidance in IFRS paragraph 32 to disclose revenue for each of these services for the periods presented,
 May 15, 2025
Page 6

       or revise. Similarly, tell us your consideration to include a quantified discussion for each of these services in MD&A. Refer to Item 5.A of Form 20-F.
Note 17. Related Parties
Compensation to Directors and Senior Managers, page F-64

29. Please tell us whether the company maintains any share-based compensation plans and/or if its employees participate in any VEON Ltd. share-based compensation plans. If so, tell us the amount of related expense recorded or allocated in each period presented and, to the extent material, how you considered including appropriate related disclosures.
Note 18. Events after the reporting period, page F-64

30. Please revise here to disclose that the Demerger was consummated on April 8, 2025 and discuss the impact of the Demerger on your 2025 Bonds consistent with your disclosures on page 136. In this regard, disclose that the April 2025 Bonds have been repaid and note the impact of the repayment on the various balance sheet line items such as cash and cash equivalents and the loan receivable from VEON Amsterdam.
General

31. Please describe the experience of the sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. See Item 1603(a)(3) of Regulation S-K.
32.    We note that a L1T VIP Holdings S.   r.l. (   LetterOne   ) has
approximately 47%
       beneficial ownership of VEON Inc, which is your controlling shareholder. We further note that LetterOne appears to be controlled by individuals on OFAC's Specially Designated Nationals and Blocked Persons list. Please disclose what due
       diligence was conducted by Kyivstar, the Sponsors, and Cohen Circle Acquisition
       Corp, to determine whether VEON Ltd. is more than 50% beneficially owned by blocked persons. In addition, revise your risk factor disclosure to discuss the risks if blocked entities owned 50 percent or more in the aggregate of Kyivstar.
        Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-
551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Jennifer M. Gascoyne